Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NEON Systems, Inc.:

We consent to incorporation by reference in the registration statements (No. 333-101653 and No. 333-82379) on Form S-8 of NEON Systems, Inc. of our reports dated June 15, 2005, with respect to the consolidated balance sheets of NEON Systems, Inc. as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended March 31, 2005, and the related financial statement schedule, which report appears in the March 31, 2005, annual report on Form 10-K of NEON Systems, Inc. As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets on April 1, 2002.

Houston, Texas

June 27, 2005